Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 8, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

CURRENT BOARD AND MANAGEMENT OF WESTERN WIND ENERGY RECEIVES
LETTER OF SUPPORT FROM MAYOR OF YABUCOA, PUERTO RICO

Vancouver, BC - August 8, 2012 - Western Wind Energy Corp. - (Toronto Venture Exchange - "WND") (OTCQX - "WNDEF") wishes to announce that on August 7, 2012, Western Wind received a letter of support from the Mayor of Yabucoa, Puerto Rico that reads verbatim:

"In my position as Mayor of Yabucoa, Puerto Rico, I strongly support the current Board of Directors and management of Western Wind Energy Corp.

During the past three years, the current Board and management, led by Jeff Ciachurski, have done a lot of good work to support the community and people of Yabucoa.

It is important that the current Board and management continue to complete this project. We are very concerned and uncomfortable with outside forces trying to remove the current management and Board.

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I would view this as very disruptive and unproductive and for us in Yabucoa, we support the current Board and management led by Jeff Ciachurski.

Sincerely,

"SIGNED"

Angel S. Garcia de Jesus
Mayor"

The letter from the Mayor of Yabucoa will be posted on the website.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company's 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski
President & Chief Executive Officer

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Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgge@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain statements in this press release constitute "forward-looking statements" under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as "expects", "anticipates", "intends", "projects", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company's business activities and various factors discussed in the Company's audited annual financial statements and annual information form contained in the Company's 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

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